UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2005

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD. (Registrant)
Date April 20, 2006
By: Paul C. MacNeill Paul C. MacNeill, Director

MINEFINDERS CORPORATION LTD.



ANNUAL REPORT 2005

"From Exploration to Production..."

Forward Looking Statements

Some of the statements contained in this report are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives, or goals, including words to the effect that the Company or management expects a stated condition or result to occur, and statements relating to the size, and growth in size, of the Company's mineral resources and the timing of the further exploration or development of, or production from, the Company's mineral projects, or the economics of those projects. Such forward-looking statements are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to, among other things, reserves, resources, results of exploration, timing of project development and the completion of project studies, capital costs and production costs could differ materially from those currently anticipated in such statements by reason of factors such as changes in general economic conditions and conditions in the financial markets, changes in demand and in mineral prices, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which the Company operates, technological and operational difficulties encountered in connection with the Company's mining activities, or those of its consultants and contractors, labor relations matters and costs, changing foreign exchange rates and other matters. These and other factors should be considered carefully and readers should not place undue reliance on the Company's forward-looking statements. Further information is included in the filings by the Company with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities.



Vancouver
Corporate Office
Reno
Exploration Office
San Francisco
Denver
Phoenix
Chihuahua
Mexico Logistics
Mexico City
Montreal
New York
Washington
Miami

Nevada Exploration

The Company acquired Lodi Hills, in the Quartz Mountain district of Nevada. Initial sample results are encouraging and drill exploration is planned for 2006.

Sonora Silver Projects

Minefinders' drill programs in Sonora yielded high-grade silver discoveries on both the Real Viejo and Planchas de Plata projects. Additional exploration is planned for 2006 to delineate resources on these properties..

Dolores Project

Minefinders flagship property is the Dolores gold and silver project.

Minefinders received a favorable feasibility study on the project in 2005, and directors have approved construction of a conventional open pit, heap leach mine.

The measured and indicated resource stands at 101 million tonnes containing 2.65 million ounces of gold and 128 million ounces of silver, and there are additional inferred resources.

La Bolsa Gold Project

Scoping-level work at La Bolsa resource, is under way to determine the deposit's economic viability, either alone or in conjunction with other projects in the district.

Resource Estimates

All resource estimates contained or incorporated by reference in this report have been prepared in accordance with Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy ("CIM") Classification System. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and resource information incorporated by reference herein may not be comparable to similar information concerning U.S. companies.

President's Message

Precious Metals Market

The markets for both gold and silver have shown great strength over the past year, which has had a positive impact on the outlook for Minefinders and its stakeholders. With a positive feasibility study for Dolores completed using gold and silver prices substantially below the current market, we expect to be able to realize significantly higher returns on the Dolores mine, once it is in operation.

Corporate Philosophy on Development

We are currently in the final engineering phase on the Dolores project; optimizing various aspects of the mine, completing detailed engineering drawings, and soliciting bids for all key pieces of capital equipment. Minefinders and its several engineering contractors are performing this work with all diligent speed, to ensure that we build an optimal gold and silver mine, in a timely manner to take advantage of the current, strong precious metals markets.

We are developing infrastructure and pursuing permitting and land acquisition targets at Dolores in parallel with our engineering efforts, to allow us to proceed with mine construction this Spring, and achieve production in mid-2007.



Mark Bailey, President and CEO since 1995, has led the Company's emergence as a leader in precious metals exploration.

Exploration

Exploration remains a key driver of our growth. The Company will continue to explore and drill test high-value targets on our various land holdings in North America. Our dedication to high-quality, scientifically-driven precious metals exploration has resulted in the discovery of both the Dolores and La Bolsa resources over the past several years. More recently, we have made new discoveries on our Planchas de Plata and Real Viejo silver prospects, which we are continuing to expand.

While we aggressively explore existing projects where we have encountered good results, we are also pursuing new opportunities that have the potential to add shareholder value, through discovery of economic mineralization.

We continue our exploration efforts at Dolores and in the surrounding areas, to expand and improve this already impressive property. We have encountered excellent gold and silver mineralization up to 1000 meters from the current open pit reserves, and high-grade gold mineralization (16 meters grading 33 grams per tonne gold) up to 100 meters beneath these reserves. Mining companies typically have had success exploring in close proximity to operating mines, and similar success at Dolores is already having a positive impact on the economic potential of the property and long term growth of the Company.

Cover: Detailed engineering arrangement for the Merrill Crowe plant. The Merrill Crowe process uses zinc dust for precipitation of gold from leach solutions. It is considered particularly effective for gold systems with high silver content, which makes it perfect for Dolores. (Cover, inset) The demand for gold and silver has driven strong precious metals markets, to the benefit of Minefinders and our shareholders.

Financing

The Company went through a review period this past Fall with a group of international banks, resulting in significant project finance proposals from all. We selected, and gave a mandate to, BNP Paribas to go forward with underwriting up to US$100 million of construction financing for the Dolores mine. While mine financing arrangements almost always require that some portion of future mineral



production be hedged to limit risk to the counterparties, our goal and commitment is to minimize this activity in the case of the Dolores mine. We will also finance a portion of the project development through equity to balance our debt exposure. The dedication of the Company's Board of Directors to creating value for our shareholders will be reflected in the structure of any financing agreements that we enter into.

Looking Forward

The Company has advanced the Dolores discovery to a production decision, through comprehensive exploration and development, conducted by a team of highly-skilled professionals. I want to thank all those committed professionals who have helped bring the Dolores discovery to this exciting stage. I also want to thank our shareholders who have supported Minefinders over the years in this process. I look forward to a new era in the Company's history as a gold and silver production company.

Mark H Bailey

President and CEO
Minefinders Corporation Ltd.
March 2006

2005 Milestones

Completed Favorable Feasibility Study for Dolores Project, Chihuahua, Mexico.

Completion and filing of relevant permits for the Dolores Project; secured major surface rights agreement covering all key production areas at Dolores.

Substantial progress on engineering, metallurgical test work, detailed design, and optimization of the Dolores Project, Chihuahua, Mexico.

Infill and stepout drilling at Dolores intersects new high-grade zones; discovery of additional mineralized zones south and east of the proposed pit.

Initiated infrastructure development for Dolores, including new mine road construction and design and planning of relocated village.

Initial drilling and discovery at Planchas de Plata silver project, Sonora, Mexico.

Corporate Philosophy

Exploration: This is the basis of growth for Minefinders. We have proven technical and regional expertise to find excellent new properties through grass-roots exploration. New discoveries are a source of added value for our stakeholders.

Responsible Development: Minefinders will advance the best properties to production, alone or in partnership with other companies. We rely on in-house and contract experts to guide the Company and maximize project value for our shareholders.

Responsible Reporting: We strive to keep our stakeholders well informed by reporting developments in an accurate and timely manner.

Minimal Dilution: When it is necessary to raise additional funds for exploration or development efforts, we intend to minimize the dilutive impact on existing shareholders who have supported our efforts to date.



Tertiary Crusher layouts for the Dolores process plant. Capital cost savings in several areas of the project that were identified by detailed engineering are now part of the mine plan.

DOLORES

Minefinders Enters Development Stage at Dolores

In February 2006, Minefinders received an updated bankable-level feasibility study for the 100%-owned Dolores project from Kappes Cassiday & Associates ("The KCA Study"). Based on the positive feasibility study, the Board of Directors has approved the construction and development of an 18,000 tpd open pit mine. The Company is proceeding with final engineering, infrastructure development, and final permitting so that we can start construction in April and initiate production by mid-year 2007.

The new KCA Study is the culmination of several years of intensive geological and engineering work. In the process of re-working and advancing earlier mine plans, our internal and consulting engineers have significantly improved the economics of the project. The Dolores gold and silver deposit has always been commercially attractive; however, we believe that the plan upon which we will now break ground provides the best opportunity for the Company to finance and develop this deposit. We look forward to putting the open-pit portion of the Dolores deposit into production by mid-2007, and to continuing our successful expansion of gold and silver resources on the property through an ongoing exploration program.

Project Economics Estimates

(assuming $475 gold, $7.50 silver)

• direct capital costs of approximately $99.5 million, indirect capital costs of $33.5 million, for total capital costs of $132.0 million;

• sustaining capital costs over the life of mine of an additional $29 million;

• cash operating costs of $224.25 per ounce of gold and gold-equivalent silver ("AuEq" - based upon a 63:1, gold:silver ratio), or $86 per ounce gold net of silver credits, and total cash costs (inclusive of all concession and royalty payments) of $237.70/oz AuEq;

• pre-tax cash flow having an estimated undiscounted net present value ("NPV") of $387.3 million and an internal rate of return ("IRR") of 28.7% (after-tax NPV of $276.8 million and IRR of 24.3%); and

• payback of capital costs in 3.3 years.

The optimization work reflected in the KCA Study, has had a positive impact on the project economics, despite increases in the current costs of many of its components, including fuel, reagents, steel and equipment. The profitability of the project is expected to be further enhanced as additional op-

Minefinders' Mexican exploration projects are concentrated at the northern end of the prolific Sierra Madre trend, the richest precious metals trend in Mexico. Tightly-focused exploration allows effective geologic modeling and efficient logistics support.


LA BOLSA
REAL VIEJO
PLANCHAS DE PLATA
USA
DOLORES
MEXICO
Sierra Madre Trend
Hosting more than
40 MILLION OUNCES GOLD
and more than
2 BILLION OUNCES SILVER
PACIFIC OCEAN
Gold Camp
MFL PROPERTIES
0 Scale 250 km

timization and detailed engineering is completed and construction proceeds. The upside potential for expanding the resources at Dolores remains open and the Company will be aggressively exploring the property during the next two years to expand the mineable reserves.

Permitting & Infrastructure

Minefinders has completed and filed all relevant permits for the Dolores mine, including blasting, environmental, and mining permit applications. We have also initiated mine infrastructure development, including planning for relocation of the Dolores village and construction of the new mine access road for the project. Road construction is well advanced and construction is expected to be completed by the end of April 2006.

We have been advancing infrastructure developments in parallel with our engineering efforts to minimize the time between final financing and commencement of construction. We are on track to move forward quickly and efficiently.

Resource Expansion

Approximately 100 new drill holes have been completed on the project since the last resource estimation model announced in December of 2004. Many of these holes were used to generate geotechnical data in support of engineering efforts, but others have encountered significant additional mineralization on the property.

Stepout drilling in the west flank and southern end of the main resource has encountered good grades of gold and silver, confirming the presence of zones of inferred mineralization. Work is underway to incorporate this data into an updated resource calculation. Condemnation drilling has also encountered mineralization in the proposed leach pad area and further drilling is being undertaken to determine the extent of this new zone of mineralization.

Architectural renderings for the new Dolores village, which will include well water, electricity, and sanitation, along with a school, clinic, and community center, were well received by the community. Minefinders has an excellent relationship with the local Ejido, fostered by the employment of many workers from the local community, and is committed to maintaining this relationship in the mine operation.





Above: Construction on the new access road to Dolores commenced in 2005 and is slated for completion at the end of April 2006. This four-season road is a critical infrastructure link that will improve access for mine construction equipment, and serve as the major supply route to the operation.

The Dolores feasibility study does not include the extensive high-grade mineralization identified by drilling below the pit boundaries. This mineralization has the potential to be mined through underground operations. Minefinders expects that development plans for this resource will be initiated once the open pit mine construction is underway. Exploration drilling will carry on throughout 2006, to expand on the known peripheral near-surface mineralization and to drill further the deeper high-grade underground mineralization, so as to advance these zones to feasibility.

Moving Forward

The Company has contracted additional detailed engineering design work, including: Golder Associates Inc. for leach pad, water diversions, reservoir and geotechnical requirements; Terra Nova Industries, Inc. for crushing and stacking systems; Lyntek, Inc. for Merrill-Crowe plant and smelter; and Ausenco Limited for ancillary systems and tie-in of all engineering. This work is expected to be substantially finished by the end of April.

Equipment procurement, mine financing commitments, and final permits are in process and are expected to be in place, as required, for start of project construction in April. Hiring of staff for the construction and mine operations is under way.


La Bolsa
Real Viejo
Planchas de Plata
N

The Company's northern Sonora properties have been productive exploration targets with extensive gold, silver and base-metals mineralization at or near surface. The district also offers easy access to infrastructure and to labor markets at Nogales, Sonora. (below) Drilling at Planchas de Plata and Real Viejo has returned broad intercepts of good silver grades. Additional work is planned for both projects in 2006.



SONORA EXPLORATION

Exploration efforts in 2005 have also focused on silver projects in northern Sonora, Mexico. Drill-indicated, high-grade silver mineralization has been discovered at both Real Viejo and Planchas de Plata. The close proximity of these projects to Minefinders' La Bolsa gold deposit suggests the potential for attractive developmental and operational synergies between the properties. Further exploration, geophysics and drilling are required to define the extent and viability of the silver resources.

Planchas de Plata

Minefinders staked the Anita concession, covering the historic Planchas de Plata silver district, in 2004 and received drill permits for the project in 2005.

The initial drill program at Planchas de Plata comprised 58 core holes, totaling 8,686 meters (28,497 feet). It successfully defined several high-grade silver zones (visible in section on the opposite page). The upper high-grade zone occurs 10 to 50 meters above a second, deeper, high-grade zone discovered by the drill program.

These stacked, sub-horizontal, high-grade zones occur within a wide, low-grade envelope hosted by rhyodacite tuffs and overlying conglomerates. The upper zone mineralization is exposed at the surface in conglomeratic rocks and was targeted by early miners. To the southeast, both zones trend below topography and were previously unexplored.

Planchas de Plata drill results include hole PP05-28C, which intersected the lower mineralized horizon from 81.4 to 100 meters of depth. This interval returned grades of 756.6 grams per tonne ("gpt") silver over a width of 7.2 meters (22.09 ounces per tonne ("opt") over 24 feet) within a broader intersection of 18.6 meters that averaged 299 gpt silver (8.73 opt over 61 feet).

The drill program successfully defined the shape and trend of the high-grade zones within the main zone at Planchas de Plata. The high-grade core occurs as a series of flattened, cigar-shaped zones within an area approximately 80 meters wide and more than 300 meters in length. The zones trend N60W and have a gentle plunge to the southeast. Mineralization remains open to the northwest, but may thin as the zones come to the surface. To the southeast, the mineralized trend remains open for further expansion.

Exploration at Planchas de Plata is now focusing on the compilation and interpretation of surface assay and geolog-


15.2 m @ 114.3 g/t Ag
7.34 m @ 858.2 g/t Ag
8.9 m @ 505.5 g/t Ag
4.0 m @ 80.4 g/t Ag
Conglomerate
Rhyodacite
18.6 m @ 299.0 g/t Ag
19.1 m @ 173.7 g/t Ag
28.95 m @ 194.4 g/t Ag
20.0 m @ 110.4 g/t Ag
21.0 m @ 240.8 g/t Ag
15.0 m @ 364.1 g/t Ag
25m

The geometry of the Planchas de Plata silver deposit comprises two, stacked, subplanar zones. This deposit geometry is consistent with a secondary enrichment style of mineralization that may be easy to target with open pit mining methods. The mineralization discovered to date is all near surface and remains open in several directions.

ic data in an effort to trace extensions of zones and identify additional concealed targets. Samples of mineralized and unmineralized core have been tested by Zonge Engineering and Research and it has been determined that high-grade mineralization can be detected by geophysical surveys. We will be using ground geophysics in order to further direct the 2006 drilling program being planned for this project.

With the results of these analyses, the Company will undertake a comprehensive drill program, after the completion of a geophysical survey. Current permitting allows for significant expansion of exploration work and drilling across most of the concession area.

Real Viejo

Real Viejo is an area of substantial silver, lead, and zinc mineralization in northern Sonora, located approximately 10 kilometers from Planchas de Plata. A total of 577.6 meters (1,895 feet) were drilled during a 2005 program, designed to test areas of the project with limited prior exploration and to expand mineralization encountered in earlier drill holes.

Two holes from the new program targeted a portion of the main arroyo covered by alluvial gravels and the south side of that arroyo. Neither area had been closely examined previously. Notably, hole RV05-16C, drilled into the south side of the arroyo, encountered 26.7 meters averaging 71.8 gpt silver (2.09 opt over 87.6 feet) at a depth of 14.3 meters (47 feet). This mineralization occurs in an area that contains significant quartz stockwork veining at surface but was thought to be only weakly anomalous in silver. The zone of mineralization remains open laterally and at depth.

Schematic cross section showing the geometry of the Real Viejo project. Silver mineralization is concentrated near the boundaries of a series of dacite dikes in the area. Mineralization in the South Zone (the left side of the picture) was previously thought to contain lead and zinc with only low silver values, until drilling in 2005 encountered excellent silver grades.


Mineralized Zones
South Zone
North Zone
50m


9.39 gpt Au, 387 gpt Ag
21.5 gpt Au, 22 gpt Ag
17.8 gpt Au, 21 gpt Ag
10.9 gpt Au, 3 gpt Ag
4.52 gpt Au, 4 gpt Ag
5.99 gpt Au, 2.5 gpt Ag
12.7 gpt Au, 10 gpt Ag
9.65 gpt Au, 1 gpt Ag
10.8 gpt Au
5.96 gpt Au, 2.7 gpt Ag
7.94 gpt Au, 2 gpt Ag
42 gpt Au, 12 gpt Ag
6.37 gpt Au, 2 gpt Ag
Property Boundary
0 1000 2000 3000 4000 5000
Feet

Surface geochemistry for the Lodi Hills project has identified good grades of surface gold mineralization along with substantial silver. A drill program is planned for 2006, following additional mapping and sampling to define the best targets.

The Company's northern Sonora concessions encompass much of a major, regional, mineralized northwest trend. This trend contains the Real Viejo and Planchas de Plata silver properties as well as the Company's La Bolsa gold and silver deposit. Minefinders has made a significant exploration investment in these concessions with a view to realizing the substantial capital and operating cost benefits that may be possible from their joint development.

ADDITIONAL OPPORTUNITIES

Minefinders recently acquired the Lodi project, located in the Quartz Mountain District northwest of Gabbs, Nevada. The property consists of 30 claims covering an area formerly controlled by Newmont Exploration. Initial surface samples include gold grades ranging from 4.5 to 42.0 gpt. High grade mineralization is found along northwest and east-west trending structures in andesites. Rhyolites and diorite intrude andesites and probably are related to the source of mineralization. There is potential for bulk tonnage mineralization to occur within receptive volcanic units, and in underlying siltstones and limestones within the district.

The Company is reviewing several exploration opportunities in Nevada, Montana, and in Mexico. Additional information on specific projects will be made available as claims are secured and finalized. Minefinders' geologists have substantial expertise in reviewing grass-roots prospects and determining the potential for discovery.



This discussion is for the year ended December 31, 2005, with comparisons to 2004 and 2003. Unless otherwise noted, all information is current to March 14, 2006, and all currency amounts are in United States dollars. The discussion and analysis is intended to complement and supplement the Company's Consolidated Financial Statements for the year ended December 31, 2005 (the "Financial Statements") and should be read together with those Financial Statements.

Additional information, including the Company's Annual Information Form for the year ended December 31, 2005 (the "Annual Information Form" or "AIF") is available on SEDAR at www.sedar.com

Reporting Currency

Effective January 1, 2004 the Company changed its reporting currency from the Canadian dollar to the United States dollar. The Financial Statements, including the comparative figures for 2004 and 2003, have been prepared and presented as if this new policy had always been in place. The discussion and analysis in this document has been presented in the same way.

Accounting Principles

The Financial Statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("Canadian GAAP") (see "Summary of Significant Accounting Polices" and Note 1 to the Financial Statements) which differs in certain material respects from US Generally Accepted Accounting Principles ("U.S. GAAP"). Differences between Canadian GAAP and U.S. GAAP applicable to the Company are described in Note 9 to the Financial Statements.

Change in Accounting Policy

Effective January 1, 2004, the Company adopted the revised Canadian accounting standards for stock option compensation expense of CICA Handbook Section 3870, and adjusted previously published numbers to include the effects of this change in the comparative numbers for 2003 that are included in the Financial Statements.

Stock option compensation expense is charged either to the Consolidated Statements of Loss and Deficit or to Mineral Properties and Deferred Exploration Costs, in accordance with the nature of the services provided by the person who receives the stock option. The award of stock options does not require the use of cash by the Company; the fair value of the options is expensed as described, and a similar amount is added to Contributed Surplus in the Shareholders' Equity section of the Consolidated Balance Sheets.

If a stock option is exercised, the Company receives the full option price at that time. In valuing options, management makes certain subjective assumptions including but not limited to the expected interest rates and stock price volatility (see Note 8 to the Financial Statements). While management has used its best efforts to assess these future values, the fair value of options as determined by management is highly subjective and meaningful only if the valuation input factors are actually experienced.

The Company adopted this policy of recording the fair value on all options granted (including options granted to employees) for reporting under U.S. GAAP (Statement of Financial Accounting Standard No. 123R, "Share-Based Payment") at the same time. As a result, there are now no accounting differences between Canadian GAAP and U.S. GAAP in the calculated expense arising from the issuance of stock options. However, readers should remain aware that significant amounts of stock option expense have been and in the future may be charged to "Deferred Exploration Costs", which in Canada are shown as a balance sheet asset and in the United States are written off as they are incurred. Prior to the initial adoption of the stock option compensation standard under Canadian GAAP, the Company disclosed the accounting differences between Canadian and US GAAP for the calculation of compensation expense for options granted to non-employees in the note to the financial statements.

Forward Looking Statements

This discussion and analysis contains forward-looking statements about the Company's future prospects, and the Company provides no assurance that actual results will meet management's expectations. For a thorough discussion and analysis of the risks and uncertainties affecting the Company we refer you to the Annual Information Form.

Overview

The Company is engaged in the exploration and development of precious and base metal mineral properties, primarily in Mexico and the United States, and measures its success through the growth in its mineral resources at a reasonable finding cost, and in obtaining external funding for exploration and development of its mineral properties. All of the Company's mineral properties are in the exploration or development stage. The Company has no current revenue except interest income and continues to incur negative cash flows from operations.

Recently, management has been successful in outlining a valuable and expanding resource at its main project, Dolores, in the State of Chihuahua, Mexico. The Company commissioned an independent feasibility study on Dolores and has received a positive recommendation. On February 23, 2006, management was authorized by the Board of Directors to bring the Dolores property into commercial production and to raise the capital required for construction of the mine

and ancillary facilities. (see "Proposed Mine at Dolores" and "Capital Resources and Liquidity")

During the year, the Company continued its exploration activities at its La Bolsa, Real Viejo and Planchas de Plata properties in northern Sonora, Mexico, and conducted drilling programs on two of its three Nevada properties.

Although the Company is in a strong financial position, it will require substantial additional financing to complete development of Dolores. In December 2005, the Company appointed BNP Paribas as the lead arranger of up to $100 million in project financing.

The availability of equity funding to the Company depends upon investor interest in the gold and silver sectors in general, and in the Company's ability to demonstrate that it has an economic mineral resource at Dolores.

The gold and silver markets remained strong through mid 2005, then began a steady climb to prices not seen in many years. The Company believes that the gold and silver prices have benefited from a weakening of the United States dollar against other major currencies, a reduction in hedging of future production by major producers, and an increase in physical demand.

The price of gold was $417 per ounce in December 2003, $435 in December 2004 and $513 in December 2005 (with a high of $537 and low of $411 in 2005). The price of silver also improved from $5.96 per ounce in December 2003, to $6.77 in December 2004, and to $8.83 in December 2005 (with a high of $9.23 and a low of $6.39 in 2005). On March 14, 2006, the London pm fix price for gold was $ 545.80 per ounce and for silver was $10.065 per ounce.

It is not possible to forecast gold and silver price trends and their impact on future results from operations, nor is the Company able to forecast that the project will be financed and achieve commercial production. However the current markets for gold and silver and for precious metals investments are very positive for the Dolores project.

Proposed Mine at Dolores

In February 2006, the Company received a positive, independent feasibility study of its Dolores property, proposing an open-pit mine and cyanide heap leach facility to operate at 18,000 tonnes per day ("tpd"). Initial capital expenditure, at a ± 15% confidence level, is estimated to be approximately $131.7 million, with further capital requirements of $29 million through the proposed 12 year mine life. Total cash costs per ounce (as defined by The Gold Institute) of gold and gold-equivalent silver (based on a 63:1 gold/silver ratio) are estimated to average $237.70 for the life of the mine. The study estimates total production of 72.5 million tonnes of ore at an average grade of 0.84 grams/tonne ("gpt") gold and 44.5 gpt silver, with a strip ratio of 3.7:1, and a cut-off grade of approximately 0.3 gpt determined using $300 per ounce of gold and $5.00 per ounce of silver. The mine would place 1.95 million troy ounces ("ozs") of gold and 103.6 million ozs of silver on the heap leach pad and recover 1.445 million ozs of gold and 53.2 million ozs of silver (or 2.29 million ozs of gold equivalent ("AuEq")). The project economics indicate a pay back of capital in 3.3 years, an after-tax undiscounted net present value of $276.8 million and an after-tax internal rate of return of 24.3%.

The Company will complete a new resource model and mine schedule incorporating results of drilling from October 2004 to December 2005 that have not been included in the current study. In addition, the study does not take into account significant high-grade gold mineralization that lies below the proposed pit. Drilling is under way to define and quantify this mineralization with a view to developing a plan for an underground mine if results justify such a course.

Based on the study and other relevant factors, on February 23, 2006 the Board of Directors instructed management to proceed with the construction of an 18,000 tpd open-pit, heap leach mine at Dolores, subject to obtaining necessary permits and required financing. Construction is anticipated to begin in April 2006 with commencement of operations approximately fifteen months later.

After reviewing the cash resources available to the Company, the funding requirements to continue exploration programs on the other Company properties and to meet administrative expenditures for at least the next eighteen months, the Company intends to seek approximately $140 million to fund completion of the project. BNP Paribas has been appointed lead arranger of up to $100 million in bank project finance, and other sources of funds such as equity and convertible debt instruments are also being considered. The funds will be sourced in the ratio that management and the directors decide is most appropriate. There can be no assurance that the funds will be available, but discussions to date have been encouraging.

Operating Activities

The Company recorded a net loss for 2005 of $4.4 million ($0.12 per share), compared with $2.8 million ($0.08 per share) for 2004 and $3.9 million in 2003 ($0.12 per share). Net losses were adversely affected by higher administration and stock option compensation costs in 2004 that were more than offset by a reduced write-off of mineral properties and related exploration costs in 2005, and by higher interest income earned on cash balances in 2004.

Administrative costs increased from $2.974 million in 2003 to $3.401 million in 2004 to $2.953 million in 2005 which included non-cash stock option compensation amounts of $1.148 million, $1.376 million and $685 for each respective year. The increase is mainly a result of expanding operations and positioning itself for the anticipated step from exploration stage to development and production at the Dolores property.

Accounting and auditing expenses have risen from $0.143 million in 2003 to $0.347 million in 2004 and $0.443 million in 2005. Additional expense was incurred in 2004 in complying with increased regulatory requirements, a trend that has continued in 2005 as the Company has begun its work to be-

come compliant with the internal control provisions of the US Sarbanes-Oxley Act.

Consulting fees increased, primarily in 2004, when an incentive bonus scheme was introduced. Corporate relations expense stabilised in 2004 at $0.485 million, compared to $0.532 million in 2003 as a result of the Company's efforts to attract new investors, particularly in the United States, by obtaining a listing on the AMEX. In 2005 the Company reviewed its corporate relations expenditures and reduced its costs by a further $0.112 million to $0.373 million.

Office services of $0.547 million in 2005 (2004 - $0.365 million; 2003 - $0.303 million) includes a corporation capital tax assessment of $82,000.

Interest income decreased slightly to $0.937 million in 2005 (2004 - $1.003 million; 2003 - $0.398 million). Increased interest rates were offset by the decline in the principal balances in 2005. The significant increase in 2004 over 2003 was due to the much higher treasury balances throughout that year.

In 2003, the Company's financial condition improved significantly from prior periods, when $44.4 million was received from the issuance of common shares.

The Company's financial position at December 31, 2005 remained strong, with $32.409 million in cash and net working capital of $32.26 million (2004 - $41.76 million; 2003 - $45 million). The principal sources of funds in 2005 were $0.146 from the exercise of stock options and $0.937 in interest income; in 2004, from the exercise of stock options for $1.25 million and interest income of $1.0 million, and from the recovery of value added taxes of $0.9 million; and in 2003, from new share issues of $42.9 million and $1.36 million from the exercise of options and warrants. The effect of foreign currency exchange rates on cash and cash equivalents for 2005 was gains of $0.99 million; (2004 - $3.03 million; 2003 - $2.56 million), arising from the increase in value of the Canadian dollar. The Company had kept almost all of its funds in Canadian dollars, but in late September 2005, changed about half of its funds into US dollars. As a result and also because the rate of foreign exchange in the relative values of the US and Canadian dollars has slowed down in the fourth quarter, the equivalent exchange gain in 2005 was $0.99 million.

In summary, during 2005 the Company spent $8.874 million on mineral properties and exploration expenses, primarily on Dolores, and $0.277 million on equipment and received cash of $0.146 million from the exercise of stock options. The net loss for the year was $4,417, and after eliminating items such as amortization, property write-offs and stock option compensation, which do not require the use of cash, and taking into account the effect of net changes in non-cash working capital, resulted in cash used in operating activities of $1.932 million. As a result, there was a net decrease in the Company's cash balances of $9.943 million in the year after taking the effect of a foreign exchange gain of $0.994 million into account.

Summary by Quarter

The following tables present our unaudited quarterly results of operations for each of the last eight quarters.

Net loss by quarter (000's)

		Q-1	Q-2	Q-3	Q-4		Year
2005							
Net loss before the following	$	401	328	419	356	$	1504
Stock option compensation		-	-	659	26		685
Write-off of mineral properties		93	1,664	338	133		2,228
Net loss	$	494	1,992	1,416	515	$	4,417
Loss per share	$	0.01	0.05	0.04	0.02	$	0.12
2004							
Net loss before the following	$	194	382	224	334	$	1,134
Stock option compensation		-	1,318	-	58		1,376
Write-down of mineral properties		48	41	196	54		339
Net loss	$	242	1,741	420	446	$	2,849
Loss per share	$	0.01	0.05	0.01	0.01	$	0.08

As the Company was still in the exploration stage at December 31, 2005, variances in its quarterly losses were not affected by sales or production-related factors. Variances in net loss by quarter reflect overall corporate activity and factors which are not recurring each quarter, such as charges for stock-based compensation when options are granted and by significant property write-down that are usually, but not always, recorded in the fourth quarter. Those two expenses have been identified in the table above to show their impact on each quarter.

Outstanding Share Data

As at March 14, 2006 there were 36,746,841 common shares issued and outstanding (December 31, 2005 - 36,641,841) and there were 3,640,000 stock options outstanding (December 31, 2005 - 3,745,000) with exercise prices ranging between Cdn$1.50 and Cdn$12.53 per share, all of which have vested.

Selected Annual Information

The following information is derived from the Financial Statements:

	2005	2004	2003
	(thousands of U.S. dollars except per share data)		
Revenues –			
Interest income	$ 937	$ 1,003	$ 398
Net Loss	4,417	2,849	3,935
Net loss per share, basic			
and fully diluted	(0.12)	(0.08)	(0.12)
Total assets	88,226	87,592	80,406
Long-term liabilities	-	-	-
Dividends	-	-	-

The above table reflects the increase in interest income derived from the investment of funds received from substantial equity issues in 2002 and 2003. The net losses for 2005, 2004 and 2003 include charges, respectively, of $0.685 million, $1.376 million and $1.148 million for stock-based compensation expense, and charges, respectively, of $2.228 million, $0.339 million and $1.055 million for properties and exploration expenses written off. Had these charges not been recorded the net losses would have been $1.504 million in 2005, $1.134 million in 2004 and $1.732 million in 2003. These adjusted numbers reflect the increasing level of the Company's activities.

The increases in total assets from year to year are almost entirely accounted for by the appreciation of the Canadian dollar against the U.S. dollar and, to a lesser extent, proceeds of $0.146 million in 2005 (2004- $1.248 million) received upon the exercise of stock options.

The above table does not reflect financial results that are expected to continue; rather, it shows the outcome of specific events, primarily the Company's exploration success that enabled it to access the equity markets in 2003 for substantial funds in a period when such funds were available because of higher gold and silver prices.

Financial and Other Instruments

The Company's financial assets and liabilities consist of cash and cash equivalents, receivables and accounts payable and accrued liabilities, some of which are denominated in U.S. dollars and Mexican pesos. These accounts are recorded at their fair market value. The Company is at risk to financial gain or loss as a result of foreign exchange movements against the Canadian dollar. In 2005 the Company experienced a loss of $0.172 million, up from $0.111 million in 2004 and, down from a loss of $0.303 million in 2003. During 2005 the U.S. dollar decreased 3.35% and the Mexican peso decreased 3.73% against the Canadian dollar. The Company manages its foreign exchange risk by adjusting balances in currencies other than the Canadian dollar from time to time. The Company does not have major commitments to acquire assets in foreign currencies although it has incurred the majority of its exploration costs in foreign currencies. The Company expects that significant expenditures in developing a mine at Dolores will also be denominated in these foreign currencies. The Company may acquire foreign currencies, directly or through derivative positions, to fix such costs in Canadian funds, if it believes it is prudent to do so; at December 31, 2005 it had US $17.2 million in US dollar denominated bank deposits.

In connection with the anticipated financing of development at the Dolores project, the Company will be required to engage in forward sales of gold and silver or in derivative instruments associated with forward sale transactions.

The Company's cash equivalents are redeemable after thirty days without penalty and are renewable bank instruments that provide a fixed rate of interest (currently 2.6%) during the term. When renewing a matured instrument, the new interest rate may be higher or lower.

Investment in Mineral Exploration and Development

Net cash expenditures on mineral properties increased during 2005 to $8.874 million, from $6.221 million in 2004 and $5.713 million in 2003. These amounts, as shown in the Consolidated Statements of Cash Flows in the Financial Statements, are after deduction of stock option compensation expense and amortization that was charged to "Deferred Exploration Costs", and after adjustment for differences in currency exchange rates. The Company has focused its activities on the Dolores property, a development-stage project in northern Mexico, and has conducted a feasibility study demonstrating its economic potential. Of the total expenditures in 2005, 71% was expended on the Dolores project, 22% on properties in northern Sonora and 7% on those in the United States. An audited mineral resource estimate for Dolores was completed in November 2004 by the independent consulting firm of Roscoe Postle Associates Inc. ("RPA") and filed by the Company with regulatory authorities. (The report may be viewed on SEDAR – www.sedar.ca – or on the Company's website – www.minefinders.com). Using a cutoff grade of 0.3 grams of gold per tonne, the total measured and indicated resource, at October 2004, amounted to 101.064 million tonnes containing 2.647 million ounces of gold and 128.179 million ounces of silver. Resource estimates were prepared in compliance with the requirements set out in National Instrument 43-101, which may differ in material respects from requirements established by the United States Securities and Exchange Commission. The feasibility study was based on this estimate (see "Proposed Mine at Dolores").

The Company conducted drilling and field work on its northern Sonora projects in 2005 at a cost of $2.41 million and on its Clear and Dottie projects in Nevada at a cost of $0.781 million.

Management has conducted an extensive review of its mineral property carrying values. Certain projects had not been advanced for several years, in part because funding was difficult to obtain in prior years, and in part because other projects were allocated priority. The Company continues to assess its land package with a view to reducing acreage as it converts exploration land to exploitation status, while main-

taining higher-potential prospects. As a result of its review in 2005, the Company wrote off $0.246 million of mineral property and deferred exploration costs relating to its projects in Mexico, and $1.982 million related to the Clear and Dottie claims in Nevada. No further programs will be conducted on these properties.

At December 31, 2005, the Company did not have any resource properties that qualified for capitalization under U.S. GAAP. This is the primary difference between Canadian GAAP and U.S. GAAP for the Company, and the effect is to increase the net loss and deficit for 2005, 2004 and 2003 by the amounts of the exploration expenditures capitalized less write-offs recognized under Canadian GAAP, in each of those years. For the purposes of U.S. GAAP, these expenses have been charged to the Consolidated Statement of Loss and Deficit in the period incurred (see Note 9 to the Financial Statements).

Capital Resources and Liquidity

The Company is not adequately funded to continue the development work required to bring the Dolores project into production. The Company has no significant contractual obligations relating to Dolores, except for a "cost plus" contract to build an access road to the proposed mine, which can be cancelled on 30 days notice by either party, and at December 31, 2005 had an estimated cost to completion of $1.3 million, and for property payments and contingent royalty payments that will become payable once production commences (see table below). With continued interest from investors and lending institutions, the Company believes it is well-positioned to secure the capital that will be required for the construction of the Dolores project. The Company proposes to obtain debt financing for part of the Dolores construction costs, and has entered into an agreement with BNP Paribas, a leading international bank, to arrange such financing. While equity markets remain positive to gold developers, the Company is not assured that equity funding will be available at terms suitable to the Company. (see also "Proposed Mine at Dolores")

The Company plans to expand its exploration and development programs for 2006 on projects other than Dolores, with renewed drilling at its northern Sonora properties and to conduct follow-up drilling at its Gutsy property in Nevada. Expenditures at La Bolsa, Real Viejo and Planchas de Plata are budgeted at $2.05 million and at Gutsy $0.18 million.

Additional drilling at Dolores, to outline additional resources, is budgeted at $4.05 million for 2006, and an additional $1.2 million is budgeted for new ventures.

Program results will be evaluated, with follow-up work and potential additional expenditures to be based on the initial results.

A summary of the Company's contractual obligations and commitments as at December 31, 2005 is as follows:

Commitments Table

(payments due by period) (000's)

	1 to 3 years	4 to 5 Years
Property Payments (a)	$ 300	$ 50
Operating lease payments (b)	150	-
Contingent royalty payments (c)	-	-
Access road to Dolores	1,300	-
	$1,750	$ 50

a) Payments in respect of the Dolores property, which the Company expects to make; all other property payments are at the discretion of the Company;

b) Includes existing leases without extensions;

c) Royalty payments on the Dolores property consisting of 3.25% of gold, and 2% of silver, net smelter revenues cannot be quantified until the project reaches production.

(see also "Proposed Mine at Dolores")

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian GAAP requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date, and reported costs and expenditures during the reporting period. Estimates and assumptions may be revised as new information is obtained, and are subject to change. The Company's accounting policies and estimates used in the preparation of the Financial Statements are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

The Company follows accounting guidelines in determining the value of stock option compensation, as disclosed in Note 8 to the Financial Statements. Unlike other numbers in the accounts, this is a calculated amount not based on historical cost, but on subjective assumptions introduced to an option pricing model, in particular: (1) an estimate for the average expected hold period of issued stock options before exercise, expiry or cancellation and (2) expected volatility of the Company's share price in the expected hold period (using historical volatility as a reference). Given that there is no market for the options and they are not transferable, the resulting calculated value is not necessarily the value which the holder of the option could receive in an arm's-length transaction.

Property acquisition costs and related direct exploration costs may be deferred until the properties are placed into production, sold, abandoned or written down, where appropriate. The Company's accounting policy is to capitalize exploration costs on a project by project basis consistent with Canadian GAAP. The policy is consistent with that of other exploration companies that have not established mineral

reserves. An alternative policy would be to expense these costs until sufficient work has been done to determine that there is a probability a mineral reserve can be established; or, to expense such costs until a mineral reserve has been objectively established (which is the procedure prescribed under U.S. GAAP). Management is of the view that its current policy is appropriate for the Company. Based on annual impairment reviews made by management (or earlier if circumstances warrant), if it is expected that the carrying amount of these capitalized exploration costs will not be recovered, then the carrying amount is written down accordingly and the write-down is charged to operations. A write-down may be required when a property is sold or abandoned, or exploration activity ceases on a property due to unsatisfactory results, or there is insufficient funding to continue exploration of the property.

Asset retirement obligations are recorded when the Company incurs liability for costs associated with the eventual retirement of tangible long-lived assets (for example, reclamation costs). The liability for such costs exists from the time the legal obligation first arises, not when the actual expenditures are made in the future. Such obligations are measured initially at their fair value using discounted present value methodology. The fair value is added to the cost of the related asset and to the Company's liabilities, and is adjusted in later periods for changes in the amount and timing of the expected cash expenditures. The amount added to the asset is depreciated in the same manner as the asset. The liability is increased in each accounting period by the amount of the implied interest inherent in the use of discounted present value methodology, and the increase is charged against earnings. To date, the Company has not incurred such obligations.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements except for contractual obligations tabled above.

Related Party Transactions

Certain officers and directors of the Company supplied management, administrative, geological and legal services to the Company during 2005 at rates agreed upon by both parties under renewable contracts. Details of these transactions are given in Note 6 to the Financial Statements.

Risks and Uncertainties

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, as defined in the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. Forward looking statements are made based on management's beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

The Company is a mineral exploration and development company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed elsewhere in this report. The reader should also refer to the discussion of risks contained in the Annual Information Form. The Company's financial success is subject to, among other things, fluctuations in gold and silver prices which may affect current or future operating results and may affect the economic value of its mineral resources. The Company is exposed to currency fluctuations against the Mexican peso and United States dollar that could affect capital and operating costs, but may choose to mitigate the risk through forward purchase of these currencies. The Company must comply with environmental regulations governing air and water quality and land disturbance and provide for mine reclamation and closure costs. The Company's ability to obtain financing to explore for mineral deposits and to complete the development of those properties it has classified as assets is not assured; nor is there assurance that the expenditure of funds will result in the discovery of an economic mineral deposit. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

Note to U.S. Investors

While the terms "mineral resource," "measured mineral resource," "indicated mineral resource," and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. Therefore, information contained in this report concerning descriptions of mineralization and resources under Canadian standards will not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the Securities and Exchange Commission. "Indicated mineral resource" and "inferred mineral resource" have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It can not be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Mark H. Bailey	Ronald J. Simpson
President and CEO	*Chief Financial Officer*
March 14, 2006	*March 14, 2006*

AUDITORS' REPORT

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of Minefinders Corporation Ltd., have been prepared by, and are the responsibility of, the Company's management. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and reflect management's best estimates and judgement on information currently available.

Management has developed and is maintaining a system of internal controls to obtain reasonable assurance that the Company's assets are safeguarded, transactions are authorized, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee meets with the Company's management and external auditors to discuss the results of the audit and to review the annual consolidated financial statements prior to the Audit Committee's submission to the Board of Directors for approval.

The consolidated financial statements have been audited by BDO Dunwoody LLP and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

Mark H. Bailey

Mark H. Bailey
President and Chief Executive Officer
March 14, 2006

TO THE SHAREHOLDERS OF MINEFINDERS CORPORATION LTD.

We have audited the Consolidated Balance Sheets of Minefinders Corporation Ltd. (an Exploration Stage Company) as at December 31, 2005 and 2004 and the Consolidated Statements of Loss and Deficit, Cash Flows and Mineral Properties and Deferred Exploration Costs for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

BDO Dunwoody LLP

Chartered Accountants
Vancouver, Canada
February 23, 2006

Consolidated Balance Sheets

(Thousands of United States dollars)

December 31		2005		2004
Assets				
Current				
Cash and cash equivalents (Note 2)	$	32,409	$	42,352
Receivables		765		156
Prepaid expenses		984		135
		34,158		42,643
Mineral properties and deferred exploration costs (Note 3)		53,697		44,762
Equipment (Note 4)		371		187
	$	88,226	$	87,592
Liabilities and Shareholders' Equity				
Liabilities				
Current				
Accounts payable and accrued liabilities	$	1,898	$	879
Shareholders' equity				
Capital stock (Note 5)		85,672		85,526
Contributed surplus (Note 8)		7,954		6,803
Deficit accumulated in the exploration stage		(21,796)		(17,379)
Cumulative translation adjustment		14,498		11,763
		86,328		86,713
Commitments (Note 10)				
	$	88,226	$	87,592

Approved by the Board of Directors:



The accompanying notes and summary of significant accounting policies are an integral part of these consolidated financial statements.

Consolidated Statements of Loss and Deficit

(Thousands of United States dollars, except per share data)

For the years ended December 31		2005		2004		2003
Administrative costs						
Accounting and auditing	$	443	$	347	$	143
Amortization		10		11		12
Consulting fees		341		304		180
Corporate relations		373		485		532
Legal		305		279		300
Office services and expenses		547		365		303
Stock option compensation (Note 8)		685		1,376		1,148
Shareholder reports and filing fees		188		195		295
Travel		61		39		61
		2,953		3,401		2,974
Other operating items						
Write-off of mineral properties and deferred exploration costs (Note 3)		2,228		339		1,055
Loss from operations		(5,181)		(3,740)		(4,029)
Investment and other items						
Foreign exchange loss		(172)		(111)		(303)
Loss on sale of assets		(1)		(1)		(1)
Interest income		937		1,003		398
Net loss for the year		(4,417)		(2,849)		(3,935)
Deficit accumulated in the exploration stage, beginning of year		(17,379)		(14,530)		(10,595)
Deficit accumulated in the exploration stage, end of year	$	(21,796)	$	(17,379)	$	(14,530)
Loss per share – basic and diluted	$	(0.12)	$	(0.08)	$	(0.12)
Weighted average shares outstanding		36,550,4106		36,398,504		31,491,892

The accompanying notes and summary of significant accounting policies are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(Thousands of United States dollars)

For the years ended December 31		2005		2004		2003
Cash flows used in operating activities						
Net loss for the year	$	(4,417)	$	(2,849)	$	(3,935)
Items not involving cash						
Amortization		10		11		12
Loss on sale of assets		1		1		1
Write-off of mineral properties and deferred exploration costs		2,228		339		1,055
Stock option compensation		685		1,376		1,148
Net change in non-cash working capital balances						
Receivables		(609)		(129)		(4)
Prepaid expenses		(849)		(64)		11
Accounts payable and accrued liabilities		1,019		82		226
		(1,932)		(1,233)		(1,486)
Cash flows used in investing activities						
Mineral properties and exploration costs		(8,874)		(6,221)		(5,713)
Purchase of equipment		(277)		(148)		(91)
		(9,151)		(6,369)		(5,804)
Cash flows provided by financing activities						
Net proceeds on issuance of common shares		146		1,248		44,439
Effect of exchange rates on cash and cash equivalents		994		3,029		2,558
Increase (decrease) in cash and cash equivalents		(9,943)		(3,325)		39,707
Cash and cash equivalents, beginning of year		42,352		45,677		5,970
Cash and cash equivalents, end of year	$	32,409	$	42,352	$	45,677
Supplemental Information						
Non-cash investing and financing activities:						
Amortization of equipment included in deferred exploration costs	$	69	$	64	$	62
Stock option compensation (Note 8)	$	1,151	$	2,385	$	2,238

The accompanying notes and summary of significant accounting policies are an integral part of these consolidated financial statements.

Consolidated Statements of
Mineral Properties & Deferred Exploration Costs

(Thousands of United States dollars)

For the years ended December 31	2005	2004	2003
Mineral properties	$ 114	$ 126	$ 130
Deferred exploration costs			
Assaying	394	344	633
Amortization	69	64	62
Communication and delivery	152	141	100
Drilling and trenching	2,816	2,470	2,652
Engineering/feasibility study	1,210	1,153	199
Environmental	147	55	22
Geophysical surveying and mapping	16	8	60
Heavy equipment rentals	87	31	6
Legal	80	86	30
Licenses and recording fees	540	358	385
Metallurgical	120	269	144
Road building	859	215	109
Site assembly	552	125	-
Stock option compensation (Note 8)	466	1,009	1,090
Supplies	148	126	143
Taxes	-	321	271
Technical and professional services	1,358	1,111	964
Travel	281	195	136
	9,295	8,081	7,006
Mineral properties and deferred exploration costs during the year	9,409	8,207	7,136
Balance, beginning of year	44,762	34,519	23,079
Less: Write-off of mineral properties and deferred exploration costs (Note 3)	(2,228)	(339)	(1,055)
Value-added taxes recovered	-	(913)	-
Foreign exchange adjustment	1,754	3,288	5,359
Balance, end of year (Note 3)	$ 53,697	$ 44,762	$ 34,519

The accompanying notes and summary of significant accounting policies are an integral part of these consolidated financial statements.

Summary of Significant Accounting Policies

(Thousands of United States dollars, except number of shares and per share data)

Basis of Consolidation

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Company and its wholly-owned subsidiaries, Minera Minefinders S.A. de C.V., Compania Minera Dolores S.A. de C.V., and Servicios Mineros Sierra S.A. de C.V. (all in Mexico), and Minefinders (U.S.A.) Inc. (in the United States). All inter-company transactions and balances are eliminated on consolidation.

Mineral Properties

The Company is in the exploration stage in respect of its mineral properties. Acquisition, exploration and development costs relating to mineral properties are deferred until such time as mineral properties are brought into commercial production, at which time they will be amortized over the estimated life of the property on a unit of production basis using proven and probable reserves. Revenue incidental to exploration and development activities, including proceeds on sale of properties, is credited against the cost of properties. Aggregate costs related to abandoned properties are charged to operations at the time of any abandonment or when there is an expectation that the carrying amount of these costs will not be recovered. During the year ended December 31, 2005, the Company wrote-off $2,228 (2004-$339; 2003-$1,055) of such costs.

Where the Company has entered into option agreements to acquire interests in mineral properties that provide for periodic payments, amounts unpaid are not recorded as liabilities since they are payable entirely at the Company's option.

Equipment

Equipment is recorded at its net carrying amount, which is its cost less accumulated amortization and impairment write downs. Amortization is calculated on a declining-balance basis at the rate of 30% per annum for vehicles and 20% per annum for other equipment. An impairment loss is recognized when the net carrying amount of the equipment exceeds the net future cash flows relating to the equipment. No impairment writedown of equipment was required during the years covered by these consolidated financial statements.

Asset Retirements

The Company may incur liability for costs associated with the eventual retirement of tangible long-lived assets (for example, reclamation costs). The liability for such costs exists from the time the legal obligation first arises, not when the actual expenditures are made in the future. Such obligations will be measured initially at their fair value using discounted present value methodology. The resulting amount will be added to the cost of the related asset and to the Company's liabilities, and will be adjusted in later periods for changes in the amount and timing of the expected cash expenditures. The amount added to the asset will be depreciated in the same manner as the asset. The liability will be increased in each accounting period by the amount of the implied interest inherent in the use of discounted present value methodology, and the increase will be charged against earnings. To date, the Company has not incurred such obligations.

Reporting Currency and Foreign Currency Translation

Effective January 1, 2004, the Company changed its reporting currency from the Canadian dollar to the United States dollar, to provide information on a more comparable basis with the majority of the Company's peer group.

The Company raises its funds and expends them in Canadian dollars. For Canadian accounting purposes, the Canadian dollar is regarded as the Company's functional currency, and therefore its consolidated financial statements are prepared in Canadian dollars using the temporal method under which monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date, and income and expenses and non-monetary balances are translated at the exchange rate in effect at the times of the underlying transactions. Gains or losses arising from this translation are included in income (loss) for the period.

For the purpose of reporting in United States dollars, the Canadian financial statements are translated as follows: all assets and liabilities at the exchange rate in effect at the balance sheet date; income and expenses and capital stock issues at the rates in effect on the transaction dates. The resulting exchange gains or losses are shown as a separate component of shareholders' equity and do not affect reported earnings or losses.

The financial information as of December 31, 2005 and 2004, and for the three years ended December 31, 2005 is presented as if the US dollar had always been used as the reporting currency.

The U.S. dollar exchange rates for the Canadian dollar, and the Mexican peso for the periods reported on in these consolidated financial statements were as follows:

	2005	2004	2003
Canadian dollar			
Year end	.8598	.8319	.7713
Average	.8253	.7683	.7135
Mexican peso			
Year end	.0941	.1116	.1124
Average	.1112	.1127	.1078

Loss Per Share

The Company follows the "Treasury Stock Method" to calculate loss per common share. Under this method, the basic loss per share is calculated using the weighted average number of common shares outstanding during each period.

The diluted loss per share assumes that the outstanding stock options and share purchase warrants had been exercised at the beginning of the period. However, shares issuable on exercise of stock options and warrants totaling 3,745,000 (2004- 3,440,000; 2003 - 2,950,000) were not included in the computation of diluted loss per share because the effect would have been anti-dilutive.

Financial Instruments

The Company's financial assets and liabilities consist of cash and cash equivalents, receivables and accounts payable and accrued liabilities. It is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. A risk exists of currency fluctuations on cash and cash equivalents. The Company does not hedge any of its risks. The fair values of the financial instruments approximate their carrying values due to the short-term maturities of these instruments.

Financial assets and liabilities denominated in currencies other than the United States dollar are as follows:

	2005		2004	
	Financial Assets	Financial Liabilities	Financial Assets	Financial Liabilities
Canadian dollar	$ 14,934	$ 232	$ 41,548	$ 84
Mexican peso	660	890	274	72
	$ 15,594	$ 1,122	$ 41,822	$ 156

Cash and Cash equivalents

Cash and cash equivalents consist of cash and redeemable short-term deposits.

Estimates and Assumptions

Canadian generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segmented Information

The Company has determined that it has one business segment, the exploration and development of mineral properties. Information by geographical area is disclosed in Notes 3 and 4.

Stock Based Compensation

Effective January 1, 2004, the Company adopted the recommendations of revised Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870, "Stock-based compensation and other stock-based payments", which requires the Company to adopt the fair value based method for all stock-based awards granted on or after January 1, 2004 and to account for the grants as compensation expense in its financial statements.

The Company retroactively applied this accounting policy to prior periods. The effect of the restatement was to increase the net loss for 2003 by $541 for options granted in 2003 and to increase the accumulated deficit as of December 31, 2003 by $1,283.

Contributed surplus was restated for the corresponding effect of these restatements.

The Company uses the Black-Scholes option pricing model to determine the fair value of options granted. See Note 8 for details of assumptions used in the calculations.

Income Taxes

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the net future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

Reclassifications

In 2003, Mexican value added taxes ("IVA") of $913 recoverable for years 2003 and earlier were considered to be doubtful for collection and were, consequently, reclassified from Accounts receivable to Mineral properties and deferred exploration costs. Substantially all of these amounts were recovered in 2004 and this amount has been recorded as a deduction from deferred exploration costs in the consolidated financial statements.

The effect of the reclassification in 2003 was retroactively reflected in the consolidated financial statements.

Notes to the Consolidated Financial Statements

(Thousands of United States dollars, except per share data)

1. Nature of Business

The Company was organized on February 4, 1975 under the laws of the Province of Ontario and is engaged in the business of exploring for, developing and producing from precious and base metal properties in North America and Mexico. At December 31, 2005 and 2004, the Company was considered an exploration stage company.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has not yet determined whether all of its properties contain mineral reserves that are economically recoverable. The recoverability of the amount shown for mineral properties and deferred exploration costs is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, obtaining long term financing to complete exploration and development, and upon future profitable production (see Note 11-Subsequent Event).

2. Cash and Cash Equivalents

The balance consists of cash and the principal and accrued interest of term deposits maturing at September 22, 2006, unless redeemed earlier at the Company's option. Interest income is earned at 2.6%. At December 31, 2005 the Company held term deposits amounting to Canadian $17,296 (2004 - Canadian $ 49,180).

3. Mineral Properties and Deferred Exploration Costs

Net carrying costs at December 31, 2005 and 2004:

	2005			2004
	Mineral Properties	Exploration Costs	Total	
Mexico				
Dolores	$ 9,474	$ 34,968	$ 44,442	$ 36,564
Northern Sonora	235	5,233	5,468	4,657
La Reserva/El Correo	90	1,778	1,868	1,816
Planchas de Plata	-	1,579	1,579	135
Other	-	8	8	7
	9,799	43,566	53,365	43,179
United States	111	221	332	1,583
	$ 9,910	$ 43,787	$ 53,697	$ 44,762

Amounts written off in the three years ended December 31, 2005:

	2005	2004	2003
Mexico			
Northern Sonora	$ 52	$ 25	$ 646
Other	47	160	94
	99	185	740
United States	1,911	-	169
General Exploration	218	154	146
	$ 2,228	$ 339	$ 1,055

Mineral properties and deferred exploration costs relate to the following:

Mexican Properties
Dolores Property

This property consists of nine claims totaling 27,700 hectares in the Madera Mining District, in the state of Chihuahua. The Company has a 100% interest in two claims totaling 25,780 hectares and can acquire a 100% interest in the other seven claims by bringing the property into production or by making further payments of US$350 payable in quarterly installments of $25. The property is subject to underlying net smelter return ("NSR") royalties totaling 3.25% on gold and 2% on silver. (see Note 11 –Subsequent Event).

Northern Sonora Properties

The Company has a 100% interest in the mineral rights to nine claims totaling 16,591 hectares in the State of Sonora. The Company makes annual rent payments to the landowners of approximately $84, escalating by 10% per annum. Should a mine be put in production on the properties, a payment of $500 is due to one landowner. Another landowner is to be paid $350 for the first mine put into production on his property and $200 for each additional mine put into production.

La Reserva/El Correo

The Company holds title to four claims in the La Reserva/El Correo property in northern Sonora, amounting to 4,232 hectares. The Company has entered into agreements whereby it makes annual payments for access to the property. The agreements may be terminated upon 30 days notice to the landowners.

Planchas de Plata

In January 2004 the Company staked the 500 hectare Anita concession, the surface rights to which were acquired in October 2004. This property is also in northern Sonora. The 2006 annual rent payment will be $15, which will escalate by 10% per annum, and a payment of $222 will be made if a mine is put into production on the property.

Other Properties

In 2004 the Company wrote-off its claims in Zacatecas, Mexico.

United States Properties

The Company held a 100% interest in the Clear, Dottie and Gutsy properties (subject to NSR royalties of 3%). In 2003 the Company wrote off expenditures on the Dottie property of $161 but retained title. In 2005 further expenditures on Dottie, and accumulated expenditures on Clear, were written off. The Washiki claim group and Cleo claims near the Clear property were also written off.

In 2005, the Company acquired the 30 unpatented lode mining Wickes claims in Montana for $2.

4. Equipment

	2005 Cost	2005 Accumulated Amortization	2005 Net Book Value	2004 Cost	2004 Accumulated Amortization	2004 Net Book Value
Exploration equipment	$ 47	$ 34	$ 13	$ 39	$ 29	$ 10
Office furniture and equipment	449	197	252	236	162	74
Vehicles	393	287	106	337	234	103
	$ 889	$ 518	$ 371	$ 612	$ 425	$ 187

The Company's equipment is located as follows:

	2005	2004
Mexico	$ 120	$ 86
United States	43	53
Canada	208	48
	$ 371	$ 187

5. Capital Stock

Authorized: Unlimited common shares, no par value

	Issued	Amount
Balance, January 1, 2003	28,411,737	$ 39,838
Private placement (net of issue costs of $785)	2,587,500	11,213
Private placement (net of issue costs of $1,927)	4,000,000	31,662
Exercise of warrants	353,104	358
Exercise of stock options	769,500	1,207
Balance, December 31, 2003	36,121,841	84,278
Exercise of stock options	355,000	1,248
Balance, December 31, 2004	36,476,841	85,526
Exercise of stock options	165,000	146
Balance, December 31, 2005	36,641,841	$ 85,672

(a) Stock Options (all per share amounts are in Canadian dollars)

In 2003, the shareholders approved a new stock option plan ("the 2003 Plan") for directors, officers, employees and certain consultants. The number of shares made available for purchase pursuant to options under the 2003 Plan was not to exceed 1,110,138; in 2004 the shareholders approved an increase in this number to 2,156,020. After grants made from this plan, and in 2003 also from the existing 1998 Plan, the total options available for grant pursuant to both approved stock option plans at December 31, 2005 was 191,868. Since then, the Company has terminated the 1998 Plan so that no new grants may be made, reducing the total options available for grant to 191,020 under the 2003 Plan. The termination of the 1998 Plan did not cause the cancellation of options outstanding under that plan; 1,850,000 such options remained outstanding and exercisable at December 31, 2005. The Board of Directors has resolved, subject to approval by the shareholders, to increase the number of shares available for grant under the 2003 Plan by by 3,417,980.

The term of options granted cannot exceed five years. The vesting of each option is determined by the Board of Directors and the exercise price is the fair market value of the Company's shares at the date of grant.

The following table summarizes the changes in stock options during the years:

	Number of Options	Weighted Average Exercise Price Cdn $
Outstanding at January 1, 2003	2,879,500	$ 3.66
Granted	850,000	10.50
Cancelled	(10,000)	6.15
Exercised	(769,500)	2.20
Outstanding at December 31, 2003	2,950,000	6.01
Granted	845,000	8.97
Exercised	(355,000)	4.58
Outstanding at December 31, 2004	3,440,00	6.89
Granted	845,000	8.97
Cancelled	(30,000)	10.65
Exercised	(165,000)	1.09
Outstanding at December 31, 2005	3,745,000	$ 6.95

All options granted and outstanding during the years were fully exercisable on the various grant dates except: 20,000 options with an exercise price of Cdn $6.15 which vested in 5,000 increments over a one year period (of which 10,000 were cancelled during 2003); and 50,000 options granted on July 1, 2003 at Cdn $8.08 which vested 25,000 immediately and 25,000 after six months. The weighted average grant-date fair value of options granted during the year was Cdn $2.76 per option (2004-Cdn $3.61; 2003 – Cdn $3.75).

At December 31, 2005, the following stock options were outstanding and exercisable:

Number	Exercise Price Cdn $		Expiry Date
220,000	$	1.50	November 7, 2006
585,000	$	3.30	April 17, 2007
860,000	$	6.45	November 23, 2007
35,000	$	8.08	July 1, 2008
725,000	$	10.65	September 26, 2008
50,000	$	12.53	March 17, 2009
75,000	$	8.25	May 17, 2009
695,000	$	8.80	June 14, 2009
450,000	$	5.64	July, 12, 2010
50,000	$	6.30	December 19, 2010
3,745,000			

(b) The following table summarizes warrant activities during the years:

	Number of Warrants	Weighted Average Exercise Price Cdn $
Outstanding at January 1, 2003	353,104	1.40
Exercised	(353,104)	1.40
Outstanding at December 31, 2003, 2004, and 2005	-	-

6. Related Party Transactions

Related party transactions not disclosed elsewhere in these consolidated financial statements were as follows:

(a) The Company was charged for administrative and geological services by two officers (one of whom is also a director but does not receive director's fees), through their private consulting corporations until June, 2004. At that time they became employees of the Company. Their consulting fees to June 2004 are included in the figures below. The other directors were paid aggregate directors' fees of $71 in 2005 (2004 - $25; 2003 – nil).

Year		Amount
2005	$	71
2004	$	319
2003	$	271

(b) Legal services are provided by a law firm in which one of the directors of the Company is a partner. The cost of these services was as follows:

Year		Amount
2005	$	180
2004	$	133
2003	$	180

Transactions with related parties were in the normal course of operations and were measured at the exchange value (the amount of consideration established and agreed to by the related parties).

7. Income Taxes

The tax effects of temporary differences between amounts recorded in the Company's accounts and the corresponding amounts as computed for income tax purposes give rise to deferred tax assets as follows:

		2005		2004
Tax loss carry forwards	$	6,099		5,910
Equipment		63		42
Mineral properties and deferred exploration costs		(6,257)		(2,470)
Financing costs		477		761
Valuation allowance established by management		(382)		(4,243)
Net deferred assets at December 31	$	-	$	-

The provision for income taxes differs from the amount calculated using the Canadian federal and provincial statutory income tax rates as follows:

		2005		2004		2003
Benefit from net loss, at Canadian rates	$	(1,507)	$	(1,015)	$	(1,398)
Effect of difference in foreign tax rates		30		34		19
Non-deductible expenses		7		30		2
Non-deductible stock option compensation		231		490		794
Effect of tax rate changes on future income taxes		140		333		90
Effect of change in foreign exchange rate		236		297		486
Increase (decrease) in valuation allowance		863		(169)		7
Income tax expense for year	$	-	$	-	$	-

The Company establishes its valuation allowance based on projected future operations. Management has determined that the allowance should be 100% of the deferred tax assets. When circumstances cause a change in management's judgment about the recoverability of deferred tax assets, the impact of the change on the valuation allowance (except for those relating to undeducted financing costs) will be reflected in current income. If the valuation allowance relating to undeducted financing costs is reduced, the Company will recognize this benefit as an increase in capital stock.

7. Income Taxes (Continued)

The Company has approximately $32,100 (2004 - $21,700) of exploration and development costs which are available for deduction against future income for tax purposes. In addition, the Company has non-capital losses of approximately $18,900 (2004 - $17,850) expiring in various amounts from 2006 to 2015.

The tax benefit of losses carried forward and the associated valuation allowance were reduced by $565 representing the tax effect of losses that expired in 2005. The valuation allowance was also reduced by $4,159 due to adjustment of the tax basis of mineral properties in 2005, including write-off of certain properties.

8. Stock Option Compensation

Effective January 1, 2004, with retroactive effect the Company adopted the fair value based method of accounting for all stock option compensation (see Summary of Significant Accounting Policies – Stock Options). Compensation expense is determined using the Black-Scholes option pricing model. The assumptions used in calculating the expense of options granted were:

		2005		2004		2003
Risk-free rate		3.4%		3.5%		5%
Dividend yield		nil		nil		nil
Volatility factor of the expected market price of the Company's common shares		58%		63%		50%
Weighted average expected life of the options (months)		50		30		30
Compensation expense for year:						
Charged to income	$	685	$	1,376	$	1,148
Charged to deferred exploration costs		466		1,009		1,090
	$	1,151	$	2,385	$	2,238

The combined amounts were credited to contributed surplus.

9. United States Generally Accepted Accounting Principles

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These principles differ in some respects from United States generally accepted accounting principles ("US GAAP"). The effect of such differences on the Company's consolidated financial statements is set out below:

(a) Mineral exploration expenditures

Under Canadian GAAP expenditures on specific properties are capitalized until such time as it is established that no economically recoverable deposit exists, or the properties are sold or abandoned; related cash flows are reported as investing activities. US GAAP requires that mineral exploration expenditures be charged to the Statement of Loss and Deficit in the period incurred and the related cash flows be reported as operating activities. Accordingly, for US GAAP, all mineral exploration expenditures incurred to date would be charged to the Statements of Loss and Deficit and the Statements of Cash Flows would report the expenditures as operating activities.

(b) Comprehensive income (loss)

US GAAP requires the Company to present comprehensive income. Comprehensive Income comprises the Company's net loss and all changes to shareholders' equity except those resulting from investments or distributions to owners. Foreign exchange adjustments resulting from the translation of deferred mineral exploration costs have been excluded from the calculation of comprehensive loss as such costs would have been charged to expense as incurred under US GAAP.

(c) Stock option compensation

Effective January 1, 2004, the Company adopted the Canadian GAAP fair-value-based method for all stock-based awards granted on or after January 1, 2004 and retroactively applied this method to, and re-stated, all prior periods. The Company has also early-adopted this method under US GAAP. Accordingly, there is no difference between the financial position, results of operations, and cash flows under Canadian GAAP and US GAAP arising from the accounting for stock-based compensation.

9. United States Generally Accepted Accounting Principles (continued)

The impact of the above on the financial statements is as follows:

		2005		2004		2003
Statements of Loss and Deficit						
Net loss per Canadian GAAP	$	(4,417)	$	(2,849)	$	(3,935)
Adjustments related to mineral exploration expenses		(7,181)		(6,955)		(6,081)
Net loss per US GAAP		(11,598)		(9,804)		(10,016)
Foreign exchange adjustment		981		3,032		2,810
Comprehensive income (loss) per US GAAP	$	(10,617)	$	(6,772)	$	(7,206)
Net loss per share, basic and diluted	$	(0.32)	$	(0.27)	$	(0.32)
Statements of Cash Flows						
Cash flows used in operating activities per Canadian GAAP	$	(1,932)	$	(1,233)	$	(1,486)
Adjustments for mineral properties and exploration costs		(8,874)		(6,221)		(5,713)
Cash flows used in operating activities per US GAAP	$	(10,806)	$	(7,454)	$	(7,199)
Cash flows used in investing activities per Canadian GAAP	$	(9,151)	$	(6,369)	$	(5,804)
Adjustment for mineral properties and exploration costs		8,874		6,221		5,713
Cash flow used in investing activities per US GAAP	$	(277)	$	(148)	$	(91)

		2005		2004
Balance Sheets				
Shareholders' equity per Canadian GAAP	$	$ 86,328	$	86,713
Adjustments related to mineral exploration expenses		(53,697)		(44,762)
Shareholders' equity per US GAAP	$	32,631	$	41,951

10. Commitments

The Company has contracted for the construction of an access road to its proposed mine at Dolores, in Chihuahua. The contract is on a "cost plus" basis and may be cancelled upon 30 days notice. At December 31, 2005 the estimated cost to complete was $1,300. In addition, the Company has ongoing commitments for property payments and operating leases amounting to $500 through years 2006 to 2010.

11. Subsequent Event

On February 23, 2006 the Board of Directors approved construction of a mine at the Company's Dolores property, subject to the obtaining of all necessary permits and obtaining the required financing.




Waste Stockpile
Reservoir
Leach Pad
Open Pit
Process Plant
Waste Stockpile
Waste Stockpile

Left: General arrangement rendering for the Dolores project, looking north. The process plant is located just east of the mine entrance, with leach pads north of the plant, and waste stockpiles arranged around the pit, for easy access at different phases of the mine life. An earthen dam upstream from the open pit creates a reservoir for process water, and ponds just below the leach pad collect pregnant solution for processing in the Merrill-Crowe plant. Above: Telescoping radial stackers ensure optimal placement of lifts within the heap leach for the project.

Corporate Information

Board of Directors

Mark H. Bailey, M.Sc., P.Geo.
President & Chief Executive Officer
Minefinders Corporation Ltd.

James M. Dawson, P.Eng.*
President
Dawson Geological Consultants Ltd.

H. Leo King, P.Geo.*
President
International Barytex Resources Ltd.

Robert L. Leclerc, Q.C.*
Chairman of the Board
Business Consultant

Tony Luteijn, B.Sc. M.Eng.
President and Director
A. Luteijn Mining and Consulting Services

Paul C. MacNeill, LLB
President
P. MacNeill Law Corporation

*Member of the Audit Committee

Officers

Mark H. Bailey, M.Sc., P.Geo.
President and Chief Executive Officer

Tench C. Page, M.Sc.
Vice President, Exploration

Ronald J. Simpson, C.A.
Chief Financial Officer

Paul C. MacNeill, LLB
Corporate Secretary

Investor Relations

Mike Wills
Corporate Communications

1-866-687-6263 Toll Free

www.minefinders.com

Legal Counsel

MacNeill Law
Suite 950
1055 West Georgia Street
Vancouver, British Columbia
Canada V6E 3P3

Harris & Thompson
Suite 260
6121 Lakeside Drive
Reno, Nevada
USA 89511

Garcia Jimenez & Asociados
San Francisco No. 656-601
Col. Del Valle
Deleg. Benito Juarez
03100 Mexico D.F.

Registrar and Transfer Agent

CIBC Mellon Trust Company
Suite 1600, The Oceanic Plaza
1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X1

Auditors

BDO Dunwoody LLP
Vancouver, British Columbia

Bankers

Bank of Montreal
Vancouver, British Columbia

Annual General Meeting

All shareholders and interested parties are invited to attend the Annual General Meeting of Shareholders on Wednesday, May 10, 2006. The meeting will be held at 2:00 pm in:

Renaissance Vancouver Hotel Harbourside, Port of Singapore Room
1133 W Hastings St
Vancouver, British Columbia

Corporate Office

Suite 2288
1177 W. Hastings Street
Vancouver, British Columbia
Canada V6E 2K3
604-687-6263 telephone
604-687-6267 facsimile

Exploration Office

Suite 9
9475 Double R Boulevard
Reno, Nevada
USA 89521
775-851-2202 telephone
775-851-2034 facsimile

Registered Office

Suite 1100, Box 11
Merrill Lynch Canada Tower
200 King Street West
Toronto, Ontario
Canada M5H 3T4

Subsidiaries

Minefinders (USA) Inc.

Minera Minefinders, S.A. de C.V.

Compania Minera Dolores, S.A. de C.V.

Servicios Mineros Sierra, S.A. de C.V.

Stock Information

Toronto Stock Exchange,
Symbol: MFL

American Stock Exchange,
Symbol: MFN

United States Securities and Exchange Commission
SEC File #0-29382

Common Shares

Outstanding: 36,641,841
Fully Diluted: 40,386,841

Photography – Sonora: Brian Metzenheim, Reno: Brent McFarlane | Engineering Drawings © Terra Nova Technologies, Lyntek Engineering

MINEFINDERS CORPORATION LTD.

2288-1177 W. HASTINGS ST.
VANCOUVER, BC
CANADA V6E 2K3

INVESTOR RELATIONS:

(866) 687-6263 TOLL-FREE
WWW.MINEFINDERS.COM

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DESIGN BY DRAGONFLY